Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306
September 25, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Ji Shin, Attorney-Advisor

Re:	Cloudera, Inc. Registration Statement on Form S-1 (File No. 333-220494) initially filed on September 15, 2017, as amended
Requested Date: September 27, 2017
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Cloudera, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes David A. Bell or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Bell at (650) 335-7130 or, in his absence, Ms. Fang at (650) 335-7252.
* * *

Sincerely,

CLOUDERA, INC

By:	/s/ Thomas J. Reilly
Thomas J. Reilly
Chief Executive Officer

cc:	Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

David A. Bell, Esq
Niki Fang, Esq
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]